SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2009
_______________________

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1
Press Release, dated October 23, 2009, entitled “Telefónica de Argentina S.A. announces the expiration of its tender offers for its 8.850% Conversion Notes due August 2011, 9.125% Notes due November 2010 and 8.850% Notes due August 2011”

Item 1

Telefónica de Argentina S.A.

Buenos Aires, October 23rd, 2009

Messrs.
Buenos Aires Stock Exchange
Ref.: Telefónica de Argentina S.A. – Relevant Fact Notice

Dear Sir,

I am writing to you in my capacity as attorney of Telefónica de Argentina S.A., with main place of business at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, in order to attach hereto a copy of the Press Release issued by the company today, whereby it announced the expiration of the offer to buy in cash corporate bonds issued thereby and reported as a relevant fact to that Commission last September 25th and October 8th and 20th, 2009.

Yours sincerely,

/s Santiago Barca
Attorney

FOR IMMEDIATE RELEASE

TELEFÓNICA DE ARGENTINA S.A. ANNOUNCES THE EXPIRATION OF ITS TENDER OFFERS FOR ITS 8.850% CONVERSION NOTES DUE AUGUST 2011, 9.125% NOTES DUE NOVEMBER 2010 AND 8.850% NOTES DUE AUGUST 2011

BUENOS AIRES, ARGENTINA, October 23, 2009 — Telefónica de Argentina S.A. (the “Company”) announced today the expiration of its previously announced cash tender offers (each an “Offer” and together, the “Offers”) for its outstanding 8.850% Conversion Notes due August 2011 (the “2011 Conversion Notes”), 9.125% Notes due November 2010 (the “2010 Notes”) and 8.850% Notes due August 2011 (the “2011 Notes”, and together with the 2011 Conversion Notes and the 2010 Notes, the “Notes”) as specified in the offer to purchase dated  September 24, 2009, as amended and supplemented by the Company’s press releases dated September 28, 2009, October 8, 2009 and October 20, 2009 (the “Offer to Purchase”). The Offers expired at 11:59 p.m., New York City time, on October 22, 2009 (12:59 a.m., Buenos Aires time, on October 23, 2009) (the “Expiration Date”). The full terms and conditions of the Offers are set forth in the Offer to Purchase and related letter of transmittal dated September 24, 2009, as amended and supplemented (the “Letter of Transmittal”).

The table below identifies with respect to each series of Notes the principal amount of Notes validly tendered in each Offer and the principal amount that the Company has accepted for purchase under the terms of the Offer to Purchase. The principal amounts of each series of Notes accepted for purchase in the Offers were determined based on the aggregate principal amount of each series of Notes validly tendered and not validly withdrawn on or before the Expiration Date, in accordance with the priorities identified in the “Acceptance Priority Level” column in the table below and subject to the applicable Maximum Tender Amount.

Upon settlement of the Offers, which is expected to occur on October 27, 2009, the Company will pay the consideration for the Notes accepted for purchase, together with accrued and unpaid interest. In the case of the U.S. Dollar Offer, payment will be made to The Bank of New York Mellon for further credit to the appropriate accounts at The Depositary Trust Company. In the case of the Argentine Peso Offer, payment will be made to the accounts of Euroclear and Clearstream at a financial institution in Argentina, for further credit to the accounts of their respective participants.

Title of Security	CUSIP/ISIN Numbers	Acceptance Priority Level	Aggregate Principal Amount Outstanding	Principal Amount Tendered in U.S. Dollar Offer	Principal Amount Accepted in U.S. Dollar Offer	Principal Amount Tendered in Argentine Peso Offer	Principal Amount Accepted in Argentine Peso Offer
8.850% Conversion Notes due August 2011	879378AL1 US879378AL14	1	US$28,576	US$28,576	US$28,576	—	—
9.125% Notes due November 2010	879378AJ6 US879378AJ67	2	US$195,507,000	US$45,014,000	US$45,014,000	US$3,200,000	US$3,200,000
8.850% Notes due August 2011	879378AK3 US879378AK31	3	US$134,644,000	US$16,764,000	US$16,764,000	US$1,176,000	US$1,176,000

This press release is for informational purposes only and is not an offer to purchase any Notes.  The Offers were made only through the Offer to Purchase and Letter of Transmittal. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Offer to Purchase.

The Offers were not made to Holders in any jurisdiction in which the making or acceptance thereof was not in compliance with the securities or blue sky laws or other laws of such jurisdiction. In any jurisdiction where the laws required the Offers to be made by a licensed broker or dealer, the Offers were deemed to be made on behalf of the Company by the dealer manager or one or more registered broker dealers under the laws of such jurisdiction.

About Telefónica de Argentina S.A.

Telefónica de Argentina S.A. was incorporated in Argentina in 1990 as an Argentine sociedad anónima (a limited liability company).  Telefónica de Argentina S.A. has a non-expiring license to provide telecommunications services throughout Argentina. Telefónica de Argentina S.A. also provides other telephone-related services such as international long-distance service, data transmission and Internet service.

CONTACT: Telefónica de Argentina S.A.
Irene Bertuzzi
(54 11) 4332-3857
bertuzzi@telefonica.com.ar

SOURCE:  Telefónica de Argentina S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	October 26, 2009	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel